SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Swordfish Financial, Inc.

(Name of Issuer)

Common Stock, par value $.16 per share

(Title of Class of Securities)

87110 51 02

(CUSIP Number)

J.C. Anderson

Inchan Hwang

Gray Plant Mooty

500 IDS Center

Minneapolis, Minnesota  55402

(612) 632-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87110 51 02
1.	Names of Reporting Persons.
Richard P. Kiphart
2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable
(a)
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,243,952**

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,243,952**

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,243,952**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.0%**

14.	Type of Reporting Person (See Instructions) IN

** See Item 5.

Item 1.       Security and Issuer.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Swordfish Financial, Inc.  The name and address of the principal executive offices of the issuer of such securities are Swordfish Financial, Inc., 142 Wembley Way, Rockwall, Texas 75032.

Item 2.       Identity and Background.

(a)  This statement is being filed by Richard P. Kiphart.

(b)  Mr. Kiphart’s address is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606.

(c)  Mr. Kiphart is a principal of William Blair & Company, L.L.C., an investment banking firm.

(d)  During the last five years, Mr. Kiphart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Kiphart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kiphart is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

On August 14, 2009, Nature Vision, Inc. (predecessor to Swordfish Financial, Inc.) closed a Stock Purchase Agreement with Swordfish Financial, Inc. (the “Company”) pursuant to which Nature Vision sold an aggregate of 10,987,417 shares of its common stock to the Company in exchange for a $3,500,000 promissory note.  Under the terms of the Stock Purchase Agreement, Nature Vision canceled all of its outstanding stock options and warrants, including Mr. Kiphart’s warrants to purchase 200,000 shares and options to purchase 6,800 shares of Nature Vision’s common stock.

On August 17, 2009, the Company borrowed $200,000 from Mr. Kiphart evidenced by a demand promissory note in order to meet its short-term cash flow requirement.  This demand promissory note is secured by a second lien on the Company's assets and has an interest rate of 15%.  The entire principal and accrued interest is payable upon demand anytime after the date of the demand promissory note.

On August 18, 2010, the Company borrowed an additional $50,000 from Mr. Kiphart pursuant to a Promissory Note and Grant of Rights to further meet its short-term cash flow requirement.  The entire principal and accrued interest is payable on demand one hundred eighty days from the date of the note.  Under the note, Mr. Kiphart may convert at any time from the date of the note the principal balance plus accrued interest into the Company’s common stock at the conversion rate of $0.10 per share.  As additional consideration for the note, the Company granted to Mr. Kiphart the right to convert his $200,000 outstanding loan, plus accrued interest, into shares of Company common stock at the conversion rate of $0.10 per share.  As further consideration for the note, the Company also granted to Mr. Kiphart, the right to invest in the Company by purchasing additional 2,000,000 shares of Company common stock at a purchase price of $0.10 per share.

The source of the funds for Mr. Kiphart’s loans to the Company was personal funds.

Item 4.       Purpose of Transaction.

As noted in Item 3 above, on August 14, 2009, Mr. Kiphart’s warrants to purchase 200,000 shares and stock options to purchase 6,800 shares of Company common stock were cancelled.

As consideration for his loans of $200,000 and $50,000 to the Company, Mr. Kiphart received rights to purchase 4,500,000 shares of Company common stock at a purchase price of $0.10 per share.  Mr. Kiphart may convert his accrued interest owing on the promissory notes into additional Company common stock at the conversion rate of $0.10 per share.  As of August 18, 2010, $30,000 in interest had accrued on the $200,000 note.  Therefore, Mr. Kiphart has the right to purchase an additional 300,000 shares of Company common stock.  Mr. Kiphart acquired the foregoing rights for investment purposes.

Mr. Kiphart presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but he reserves the right to formulate such plans or proposals, and to take action with respect thereto.

Item 5.       Interest in Securities of the Issuer.

                   (a)           As of August 18, 2010, Mr. Kiphart is the beneficial owner of 5,243,952 shares of common shares of the Company (which includes 4,800,000 shares of which may be purchased upon exercise of conversion rights and other rights to purchase Company common stock), representing approximately 29.0% of the outstanding common stock of the Company.

                   (b)           As of August 18, 2010, Mr. Kiphart has the sole power to vote and the sole power to dispose of 5,243,952 common shares of the Company (which includes 4,800,000 shares of which may be purchased upon exercise of conversion rights and other rights to purchase Company common stock).

                   (c)           The only transaction in the Company’s common shares that was effected by Mr. Kiphart during the past 60 days is that described in this Schedule 13D.

                   (d)           Not applicable.

                   (e)           Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.       Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 26, 2010	/s/ Richard P. Kiphart
Richard P. Kiphart

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